Exhibit 99.1
GRAB HOLDINGS LIMITED
INTERIM REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2026
PRELIMINARY NOTE
Our unaudited condensed consolidated interim financial statements for the six months ended June 30, 2026 included herein, have been prepared in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and are reported in U.S. Dollars. These should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2025, which have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards) included in our 2025 Annual Report on Form 20-F filed on March 6, 2026.
References to “U.S. Dollars” and “$” in this report are to United States dollars, the legal currency of the United States. Discrepancies in any table between totals and sums of the amounts listed are due to rounding. Certain amounts and percentages have been rounded; consequently, certain figures may add up to be more or less than the total amount and certain percentages may add up to be more or less than 100% due to rounding. In particular and without limitation, amounts expressed in millions contained in this report have been rounded to integral numbers or to a single decimal place for the convenience of readers. In addition, period over period percentage changes with respect to our IFRS and non-IFRS measures and operating metrics have been calculated using actual figures derived from our internal accounting records and not the rounded numbers contained in this report, and as a result, such percentages may differ from those calculated based on the numbers contained in this report.
Unless otherwise designated, the terms “we”, “us”, “our”, “Grab”, “GHL”, “the Company” and “our company” refer to Grab Holdings Limited and its subsidiaries and consolidated affiliated entities.

CONVENTIONS AND FREQUENTLY USED TERMS
Unless otherwise stated or unless the context otherwise requires, in this report:
“Class A Ordinary Shares” refers to Class A ordinary shares of the share capital of our company with a par value of $0.000001 each;
“Class B Ordinary Shares” refers to Class B ordinary shares of the share capital of our company with a par value of $0.000001 each;
“consumer” refers to an end-user who uses services or purchases our products offered by or through us;
“Digital Banking JV” means GXS Bank Pte. Ltd., a private limited company incorporated under the laws of Singapore, which is the joint venture entity with one of our subsidiaries and a subsidiary of Singapore Telecommunications Limited (“Singtel”) as its shareholders and is the entity operating GXS Bank in Singapore, and the entity which together with a consortium of partners operates GXBank in Malaysia;
“digital lending” means lending through digital channels with no in-person interactions, which includes both corporate SME lending and consumer lending conducted through such channels;
“driver-partner” refers to an independent third-party contractor who provides mobility and/or deliveries services on our platform;
“e-wallet” means a software-based system that allows individuals to perform digital and/or electronic payments to a business or individual for either goods or services. This includes proximity transactions in which the device must interact with the point of sale (“POS”) terminal in some way in order to initiate the payment transaction and remote transactions in which the location of the device to the POS terminal is irrelevant. Both pass-through and staged e-wallets transactions are included. Peer-to-peer transfer transactions are excluded;
“Everrise” refers to Eastern Grocer Sdn. Bhd., a premium supermarket chain that operates predominately in East Malaysia, in which we have a majority economic interest;
“GHI” means Grab Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands, or as the context requires, Grab Holdings Inc. and its subsidiaries and consolidated affiliated entities;
“GHL” means Grab Holdings Limited (formerly known as J1 Holdings Inc.), an exempted company limited by shares incorporated under the laws of the Cayman Islands, or as the context requires, Grab Holdings Limited and its subsidiaries and consolidated affiliated entities;
“GXBank” refers to GX Bank Berhad, the digital bank that our Digital Banking JV operates in Malaysia and that has commenced the foundational phase of banking operations for the public since November 2023;
“GXS Bank” refers to the digital bank that our Digital Banking JV operates in Singapore and that has commenced restricted business activities for the public since September 2022;
“Jaya Grocer” refers to Jaya Grocer Holdings Sdn. Bhd., a mass-premium supermarket chain in Malaysia, in which we have a majority economic interest;
“merchant-partner” refers to online and offline merchants, restaurants and food stalls, convenience stores or retail shops or shops that sell products or services on our platform;
“NASDAQ” means the Nasdaq Stock Market;

“Notes” means the zero coupon convertible senior notes due 2030 in an aggregate principal amount of $1.5 billion that we offered and sold in June 2025 only to non-U.S. persons that are “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) outside of the United States in offshore transactions in reliance on Regulation S;
“receivables factoring” means the purchasing from merchants or service providers of account payables to them by consumers to whom they have provided goods or services;
“regional corporate costs” means costs that are not attributed to any of the business segments, including certain cost of revenue, research and development expenses, general and administrative expenses and marketing expenses. These regional costs of revenue include cloud computing costs. These regional research and development expenses also include costs related to mapping and payment technologies and support and development of the internal technology infrastructure. These general and administrative expenses also include certain shared costs such as finance, accounting, tax, human resources, technology and legal costs. Regional corporate costs exclude share-based compensation expenses and capitalized software costs;
“ride-hailing” means prearranged and on-demand transportation service for compensation in which drivers and passengers connect via digital applications or platforms;
“Southeast Asia” refers to Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand, and Vietnam, unless otherwise noted;
“U.S. Dollars” and “$” means United States dollars, the legal currency of the United States; and
“Warrant” means a warrant to purchase one Class A Ordinary Share at an exercise price of $11.50 per share.

Non-IFRS Financial Measures
Unless otherwise stated or unless the context otherwise requires in this report:
“Adjusted EBITDA” is a non-IFRS financial measure calculated as profit (loss) for the period adjusted to exclude: (i) net finance income (costs), including interest income (expenses), foreign exchange gain (loss), and changes in fair value of financial assets and liabilities, (ii) net other income (expenses), (iii) income tax expenses (credit), (iv) depreciation and amortization, (v) share-based compensation expenses, (vi) costs related to mergers and acquisitions, (vii) impairment losses on goodwill and non-financial assets, (viii) restructuring costs, (ix) legal, tax and regulatory settlement provisions, and (x) other items not indicative of our ongoing operating performance;
“Adjusted Free Cash Flow” is a non-IFRS financial measure defined as net cash flows from operating activities less capital expenditures (including assets acquired under lease arrangements), plus proceeds from disposal of property, plant and equipment, and excluding changes in working capital related to loans and advances to customers, deposits from the digital banking business and net changes in treasury liquidity positions in the financial services segment;
“Segment Adjusted EBITDA” is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs; and
“Total Segment Adjusted EBITDA” is a non-IFRS financial measure, representing the sum of Segment Adjusted EBITDA of our four business segments.
Key Operating Metrics
Unless otherwise stated or unless the context otherwise requires in this report:
“consumer incentives” represents the dollar value of discounts and promotions offered to consumers, the effect of which is to reduce revenue;
“GMV” means gross merchandise value, representing the sum of the total dollar value of transactions from Grab’s products and services, including any applicable taxes, tips, tolls, surcharges and fees, over the period of measurement. GMV includes (i) sales made through offline stores reported under the deliveries segment; and (ii) revenues made from products and services provided to driver-partners, merchant-partners and other customers to support their businesses, such as GrabAds and GrabRentals, reported under the deliveries and/or mobility segment, as applicable. Mobility GMV is an operating metric representing the GMV of our mobility segment. Deliveries GMV is an operating metric representing the GMV of our deliveries segment. On-Demand GMV is an operating metric defined as the sum of mobility GMV and deliveries GMV;
“gross loan portfolio” represents the total of current and non-current loan receivables in the financial services segment, gross of expected credit loss allowances;
“MTUs” means monthly transacting users, defined as the monthly number of unique users who transact via Grab’s apps, where transact means to have successfully paid for or utilized any of Grab’s products or services (including lending and offline Jaya Grocer transactions where users record their Jaya Grocer loyalty points on the Grab app). MTUs over a quarterly or annual period are calculated based on the average of the MTUs for each month in the relevant period; and
“partner incentives” represents the dollar value of incentives granted to driver- and merchant-partners, the effect of which is to reduce revenue. For certain delivery offerings where Grab is contractually responsible for delivery services provided to end-users, incentives granted to driver-partners are recognized in cost of revenue.

FORWARD-LOOKING STATEMENTS
This report includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believe,” “estimate,” “anticipate,” “expect,” “seek,” “project,” “intend,” “plan,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets, expected future financial performance, the markets in which we operate, and the macroeconomic, political and regulatory environment. Such forward-looking statements are based on currently available information and management’s current expectations, beliefs and forecasts concerning future events impacting us. Factors that may impact such forward-looking statements include: Grab’s ability to grow at the desired rate or scale and its ability to manage its growth; its ability to further develop its business, including new products and services; its ability to attract and retain partners and consumers; its ability to compete effectively in the intensely competitive and constantly changing market; its ability to continue to raise sufficient capital; its ability to reduce net losses and the use of partner and consumer incentives, and to achieve profitability; potential impact of the complex legal and regulatory environment on its business; its ability to protect and maintain its brand and reputation; general economic conditions, in particular as a result of currency exchange fluctuations and inflation; expected growth of markets in which Grab operates or may operate; and its ability to defend any legal or governmental proceedings instituted against it. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described under “Item 3. Key Information – D. Risk Factors” and in other sections of Grab’s annual report on Form 20-F for the year ended December 31, 2025 filed on March 6, 2026 (the “2025 Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”), as well as in other documents filed by Grab from time to time with the SEC.
Forward-looking statements speak only as of the date they are made. Grab does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required under applicable law.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our condensed consolidated interim financial statements and the related notes included elsewhere in this report as well as our audited consolidated financial statements included in our 2025 Annual Report on Form 20-F filed on March 6, 2026. The following discussion concerns our financial information as of June 30, 2026 and for the six months ended June 30, 2026 and 2025. The discussion of our financial information for the years ended December 31, 2025, 2024 and 2023 is included in our 2025 Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. See the section titled “Forward-looking Statements” for cautions about forward-looking statements.
Results of Operations
The following table summarizes our condensed consolidated statements of profit or loss for each of the periods presented:

(in $ millions, unless otherwise stated)	Six Months Ended June 30,
	2026	2025
Revenue	1,953	1,592
Cost of revenue	(1,102)	(914)
Other income	4	17
Sales and marketing expenses	(195)	(171)
General and administrative expenses	(265)	(232)
Research and development expenses	(224)	(235)
Net impairment losses on financial assets	(120)	(66)
Other expenses	(4)	(2)
Restructuring costs	(6)	(3)
Operating profit/ (loss)	41	(14)
Finance income	412	113
Finance costs	(58)	(17)
Net change in fair value of financial assets and liabilities	(82)	(17)
Net finance income	272	79
Share of profit of equity-accounted investees (net of tax)	2	2
Profit before income tax	315	67
Income tax credit/ (expense)	40	(37)
Profit for the period	355	30
Comparison of the Six Months Ended June 30, 2026 and 2025
Revenue by segment

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2025-1H2026
	2026	2025	% Change
Revenue	1,953	1,592	23%
Deliveries	1,041	854	22%
Mobility	668	577	16%
Financial services	242	159	52%
Others	2	2	36%

Revenue increased by $361 million, or 23%, to $1,953 million for the six months ended June 30, 2026 from $1,592 million for the six months ended June 30, 2025. The increase was largely driven by growth across all four business segments including our supermarket and digital banking businesses, as well as the consolidation of PT Super Bank Indonesia Tbk ("Superbank"), a digital bank in Indonesia, upon obtaining control of Superbank in May 2026. Revenue is presented net of partner incentives and consumer incentives. Partner incentives were $623 million and $455 million for the six months ended June 30, 2026 and 2025, respectively, and consumer incentives were $734 million and $593 million for the same periods, respectively, as we continued to drive new user growth and product adoption.

For details on revenue analysis by business segment, see section titled "—Financial Measures and Key Operating Metrics by Business Segment".
Cost of revenue

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2025-1H2026
	2026	2025	% Change
Cost of revenue	1,102	914	21%
Percentage of revenue	56%	57%

Cost of revenue increased by $188 million, or 21%, to $1,102 million for the six months ended June 30, 2026 from $914 million for the six months ended June 30, 2025. Cost of revenue was broadly in line with revenue growth, and remained stable as a percentage of revenue at 56% for the six months ended June 30, 2026 compared to 57% for the six months ended June 30, 2025. The increase was primarily due to (i) a $65 million increase in cost of goods sold due to continued growth of existing supermarket stores and the addition of new stores; (ii) a $25 million increase in depreciation, mainly on motor vehicles and right-of-use motor vehicle leases; (iii) a $25 million increase in staff costs, mainly associated with an increase in supermarket headcount and higher salaries and bonuses; (iv) a $19 million increase in payment provider processing fees and a $13 million increase in cloud hosting and infrastructure service costs, both driven by higher transaction volumes; and (v) a $12 million increase in driver payout and driver acquisition costs, driven by growth in our driver base.
Other income

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2025-1H2026
	2026	2025	% Change
Other income	4	17	(76)%
Percentage of revenue	0.2%	1.1%

Other income decreased by $13 million, or 76%, to $4 million for the six months ended June 30, 2026 from $17 million for the six months ended June 30, 2025. The decrease was primarily due to $6 million of income from non-recurring release of driver equipment liabilities and $6 million of dividend income from investments for the six months ended June 30, 2025, neither of which recurred in the current period.
Sales and marketing expenses

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2025-1H2026
	2026	2025	% Change
Sales and marketing expenses	195	171	15%
Percentage of revenue	10%	11%

Sales and marketing expenses increased by $25 million, or 15%, to $195 million for the six months ended June 30, 2026 from $171 million for the six months ended June 30, 2025. The increase was primarily due to a $25 million increase in media costs and agency marketing costs for marketing campaigns.

General and administrative expenses

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2025-1H2026
	2026	2025	% Change
General and administrative expenses	265	232	14%
Percentage of revenue	14%	15%

General and administrative expenses increased by $33 million, or 14%, to $265 million for the six months ended June 30, 2026 from $232 million for the six months ended June 30, 2025. The increase was primarily due to (i) an $18 million increase in staff costs, driven by higher share-based compensation costs and increases in salaries and bonuses; (ii) an $8 million increase in software subscription costs driven by our continued push to adopt more Artificial Intelligence (AI)-powered platforms and tools to support engineering and productivity; (iii) a $6 million increase in withholding tax relating to royalty fees; and (iv) a $3 million increase in research fees related to user behavior insights and competitive analysis. These increases were partially offset by a $7 million decrease in professional, consultancy and legal fees based on the timing and pacing of projects year over year, and a $4 million decrease in penalties as a result of the reversal of a legal provision.
Research and development expenses

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2025-1H2026
	2026	2025	% Change
Research and development expenses	224	235	(5)%
Percentage of revenue	11%	15%

Research and development expenses decreased by $11 million, or 5%, to $224 million for the six months ended June 30, 2026 from $235 million for the six months ended June 30, 2025, primarily due to a $10 million decrease in staff costs, reflecting lower share-based compensation costs. Following efforts to drive cost efficiency, research and development expenses as a percentage of revenue decreased from 15% to 11%.
Net impairment losses on financial assets

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2025-1H2026
	2026	2025	% Change
Net impairment losses on financial assets	120	66	81%
Percentage of revenue	6%	4%

Impairment losses on financial instruments increased by $53 million, or 81%, to $120 million for the six months ended June 30, 2026 from $66 million for the six months ended June 30, 2025. The increase was primarily due to a $62 million increase in the loan loss provision as our loan portfolio grew 197% and loan disbursed grew 70% year over year, respectively. Notwithstanding the increase in impairment losses, our allowance for expected credit losses as a percentage of gross loan portfolio decreased to 7% as of June 30, 2026, from 9% as of June 30, 2025. This improvement was primarily due to the consolidation of Superbank's loan portfolio, which has lower expected credit losses due to credit insurance coverage, while the credit quality of the remaining loan portfolio remained stable.

Net finance income

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2025-1H2026
	2026	2025	% Change
Finance income	412	113	266%
Finance costs	(58)	(17)	257%
Net change in fair value of financial assets and liabilities	(82)	(17)	380%
Net finance income	272	79	243%
Percentage of revenue	14%	5%

Net finance income increased by $192 million, or 243%, to $272 million for the six months ended June 30, 2026 from $79 million for the six months ended June 30, 2025. The increase in net finance income was primarily due to a $307 million gain recognized upon obtaining control of Superbank in May 2026, representing a $322 million gain on remeasurement to fair value of our previously-held equity interest in Superbank which was partially offset by a $15 million reclassification of foreign currency translation reserve to profit or loss at the date of acquisition. The gain was partially offset by a $38 million higher interest expense on our convertible notes and a net $65 million of fair value losses for certain investments.

Income tax credit/ (expense)

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2025-1H2026
	2026	2025	% Change
Income tax credit/ (expense)	40	(37)	NM
Percentage of revenue	2%	(2)%
Income tax credit was $40 million for the six months ended June 30, 2026, compared to income tax expense of $37 million for the six months ended June 30, 2025, due to $91 million recognition of deferred tax assets related to net operating loss carryforwards in certain jurisdictions, partially offset by $14 million increase in income tax expenses.
Profit for the period

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2025-1H2026
	2026	2025	% Change
Profit for the period	355	30	NM
Percentage of revenue	18%	2%

Profit for the period increased by $325 million to $355 million for the six months ended June 30, 2026 from $30 million for the six months ended June 30, 2025. The increase was primarily driven by the $307 million gain recognized upon obtaining control of Superbank in May 2026, together with the improvement in results from operating activities described above and a favorable swing in income tax from a $37 million expense to a $40 million credit, mainly reflecting the recognition of deferred tax assets in certain jurisdictions. These were partially offset by the increase in fair value losses on financial assets and liabilities and higher finance costs described above. The period-over-period changes in the components of profit for the period are discussed in the preceding analysis.

Key Non-IFRS Financial Measures
In addition to the measures presented in our condensed consolidated interim financial statements, we use the following key non-IFRS financial measures to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions. However, the definitions of our non-IFRS financial measures may be different from those used by other companies, and therefore, may not be comparable. Furthermore, these non-IFRS financial measures have certain limitations in that they do not include the impact of certain expenses reflected in our condensed consolidated interim financial statements that are necessary to run our business. Thus, these non-IFRS financial measures should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with IFRS.
We compensate for these limitations by providing a reconciliation of these non-IFRS financial measures to the related IFRS financial measures under the section titled “—Reconciliation of Non-IFRS Financial Measures.” We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view these non-IFRS financial measures in conjunction with their respective related IFRS financial measures.
Total Segment Adjusted EBITDA
Total Segment Adjusted EBITDA is a non-IFRS financial measure representing the sum of Segment Adjusted EBITDA of our four business segments. Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs. Total Segment Adjusted EBITDA and Segment Adjusted EBITDA also reflect any applicable exclusions from Adjusted EBITDA. See “Adjusted EBITDA” below.
Regional corporate costs are costs that are not attributed to any of the business segments, including certain cost of revenue, regional research and development expenses, general and administrative expenses and marketing expenses. These regional costs of revenue include cloud computing costs. These regional research and development expenses also include costs related to mapping and payment technologies and support and development of the internal technology infrastructure. These general and administrative expenses also include certain shared costs such as finance, accounting, tax, human resources, technology and legal costs. Regional corporate costs exclude share-based compensation expenses and capitalized software costs. Total Segment Adjusted EBITDA is a useful indicator of the economics of our segments, as it does not include regional corporate costs.
The table below sets forth Total Segment Adjusted EBITDA for the periods indicated.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2025-1H2026
	2026	2025	% Change
Overall Total Segment Adjusted EBITDA	540	393	37%
Deliveries	184	126	47%
Mobility	389	323	20%
Financial services	(32)	(56)	(43)%
Others	(1)	*	589%
*Amount less than $1 million

Adjusted EBITDA
Adjusted EBITDA is a non-IFRS financial measure calculated as profit (loss) for the period adjusted to exclude: (i) net finance income (costs), including interest income (expenses), foreign exchange gain (loss) and changes in fair value of financial assets and liabilities (ii) net other income (expenses), (iii) income tax expenses (credit), (iv) depreciation and amortization, (v) share-based compensation expenses, (vi) costs related to mergers and acquisitions, (vii) impairment losses on goodwill and non-financial assets, (viii) restructuring costs, (ix) legal, tax and regulatory settlement provisions and (x) other items not indicative of our ongoing operating performance.
Legal, tax and regulatory settlement provisions
Legal, tax and regulatory settlement provisions are primarily related to certain significant legal proceedings, tax and regulatory settlements that we do not expect to incur on a recurring basis. These matters often span extended time periods, and are unpredictable in timing and magnitude. Accordingly, they are distinct from routine legal, tax and regulatory expenses incurred in our normal course of operations.
Adjusted Free Cash Flow
Adjusted Free Cash Flow is a non-IFRS financial measure, defined as net cash flows from operating activities less capital expenditures (including assets acquired under lease arrangements), plus proceeds from disposal of property, plant and equipment, and excluding changes in working capital in relation to loans and advances to customers, deposits from the digital banking business and net changes in treasury liquidity positions in the financial services segment. In this report, we revised the definition of Adjusted Free Cash Flow to exclude net changes in treasury liquidity positions in the financial services segment, including cash flows arising from repurchase agreements, reverse repurchase agreements and similar treasury instruments. These cash flows primarily reflect liquidity management activities in the financial services segment. This adjustment provides a clearer view of our core business performance and cash generation capabilities, other than lending, deposit-taking and treasury liquidity management activities in the financial services segment. We believe this metric is a useful indicator for comparison with the cash flow reporting of certain of our peers.

Reconciliation of Non-IFRS Financial Measures
The following tables provide reconciliations of Adjusted EBITDA, Segment Adjusted EBITDA, Total Segment Adjusted EBITDA and Adjusted Free Cash Flow.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,
	2026	2025
Profit for the period	355	30
Income tax (credit)/ expense	(40)	37
Share of profit of equity-accounted investees (net of tax)	(2)	(2)
Net finance income (including foreign exchange (gain)/ loss)	(272)	(79)
Operating profit/ (loss)	41	(14)
Net other income	(1)	(10)
Depreciation and amortization	109	81
Share-based compensation expenses	140	141
Costs related to mergers and acquisitions	7	6
Day-1 expected credit loss on an acquired loan portfolio	15	-
Impairment losses on goodwill and non-financial assets	-	*
Restructuring costs	6	3
Legal, tax and regulatory settlement provisions	6	8
Adjusted EBITDA	323	215
Regional corporate costs	217	178
Total Segment Adjusted EBITDA	540	393

Segment Adjusted EBITDA
Deliveries	184	126
Mobility	389	323
Financial Services	(32)	(56)
Others	(1)	*
Total Segment Adjusted EBITDA	540	393
*Amount less than $1 million
Adjusted Free Cash Flow

(in $ millions, unless otherwise stated)	Six Months Ended June 30,
	2026	2025
Net cash from operating activities	(3)	136
Less: Capital expenditures*	(82)	(60)
Add: Proceeds from disposal of property, plant and equipment	7	5
Changes in:
- Loan receivables in the financial services segment	369	158
- Deposits from customers in the banking business	(25)	(229)
- Net changes in treasury liquidity positions in the financial services segment**	(95)	—
Adjusted Free Cash Flow	171	10
*Includes cash outflow for certain assets acquired using lease arrangements
** In this report, Adjusted Free Cash Flow excludes net changes in treasury liquidity positions in the financial services segment, including cash flows arising from repurchase agreements, reverse repurchase agreements and similar treasury instruments. These cash flows primarily reflect liquidity management activities in the financial services segment. This adjustment provides a clearer view of the group's core business performance and cash generation capabilities, other than lending, deposit-taking and treasury liquidity management activities in the financial services segment.

Key Operating Metrics
Our revenue and results of operations are driven by the following key operating metrics, which our management reviews in order to understand and evaluate our current and past business and financial performance, identify trends affecting our business, formulate business plans, and make strategic decisions.
The table below sets forth key operating metrics for the periods indicated.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2025-1H2026
	2026	2025	% Change
On-demand GMV	12,594	10,286	22%
On-demand GMV per MTU	261	249	5%
Group MTUs (monthly average in millions)	52.8	45.4	16%
On-demand MTUs (monthly average in millions)	48.3	41.3	17%

Partner incentives	623	455	37%
Consumer incentives	734	593	24%
Gross loan portfolio	2,318	781	197%
On-Demand Gross Merchandise Value
On-demand GMV is a metric by which we understand, evaluate and manage our business, and we believe is necessary for investors to understand and evaluate our business. On-demand GMV refers to the sum of GMV of the mobility and deliveries segments. GMV provides useful information to investors as it represents the amount of customer spending that is being directed through our platform. We present GMV as a metric to understand and compare, and to enable investors to understand and compare our aggregate operating results, which captures significant trends in our business over time.
We achieved overall growth in on-demand GMV of approximately 22%, from $10.3 billion for the six months ended June 30, 2025 to $12.6 billion for the six months ended June 30, 2026. Deliveries GMV increased 24% to $8.2 billion for the six months ended June 30, 2026 from $6.6 billion for the six months ended June 30, 2025, underpinned by 14% increase in the number of transactions, as well as 17% growth in deliveries MTUs. Mobility GMV increased 20% to $4.4 billion for the six months ended June 30, 2026 from $3.7 billion for the six months ended June 30, 2025, driven mainly by 18% growth in mobility MTUs. Our monthly active driver supply also increased 18% year-over-year, and we believe that we have a strong opportunity to continue growing mobility and deliveries GMV due to the extent of the market opportunity and new product initiatives to accelerate growth, along with our platform advantages.
The table below sets forth on-demand GMV, deliveries GMV and mobility GMV for the periods indicated.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2025-1H2026
	2026	2025	% Change
On-demand GMV	12,594	10,286	22%
Deliveries GMV	8,157	6,599	24%
Mobility GMV	4,437	3,687	20%

Monthly Transacting Users
MTUs is a metric by which we understand, evaluate and manage our business, and we believe is necessary for investors to understand and evaluate our business. Overall Group MTUs increased by 7.4 million, or 16%, to 52.8 million for the six months ended June 30, 2026 from 45.4 million for the six months ended June 30, 2025. The increase in on-demand MTUs by 7.0 million, or 17%, to 48.3 million for the six months ended June 30, 2026 from 41.3 million for the six months ended June 30, 2025, was consistent with our focus to roll out more affordable services and expand the addressable market with more price-sensitive users in our deliveries and mobility segments. Financial services MTUs grew due to increase in on-platform payments penetration, contribution from the consolidation of Superbank and growth in the loan disbursements from our lending businesses and customer base in our digital banking business.
The table below sets forth MTUs by segment for the periods indicated.

(monthly average in millions, unless otherwise stated)	Six Months Ended June 30,		1H2025-1H2026
	2026	2025	% Change
Group MTUs	52.8	45.4	16%
Deliveries MTUs	28.6	24.3	17%
Mobility MTUs	33.3	28.3	18%
Financial Services MTUs	36.5	29.8	22%
On-demand Gross Merchandise Value per Monthly Transacting User
On-demand GMV per MTU increased 5% to $261 for the six months ended June 30, 2026 from $249 for the six months ended June 30, 2025, with deliveries GMV per MTU having increased 5% to $286 for the six months ended June 30, 2026 from $272 for the six months ended June 30, 2025. Mobility GMV per MTU increased 2% to $133 for the six months ended June 30, 2026 from $130 for the six months ended June 30, 2025.
The table below sets forth on-demand GMV per MTU for the periods indicated.

(in $, unless otherwise stated)	Six Months Ended June 30,		1H2025-1H2026
	2026	2025	% Change
On-demand GMV per MTU	261	249	5%
Deliveries GMV per MTU	286	272	5%
Mobility GMV per MTU	133	130	2%
Gross Loan Portfolio
Our gross loan portfolio outstanding increased by $1,536 million, or 197%, from $781 million as of June 30, 2025 to $2,318 million as of June 30, 2026, driven by the consolidation of Superbank, which added $761 million of loan receivables, together with continued organic growth in lending to our ecosystem partners and digital banking customers. Total loan disbursed grew 35% and 199% for our ecosystem partners and digital banking customers, respectively, for the six months ended June 30, 2026 compared to the six months ended June 30, 2025. Our gross loan portfolio comprises current and non-current loan receivables in the financial services segment, before deducting expected credit loss allowances.
The table below sets forth loan portfolio for the periods indicated.

(in $ millions, unless otherwise stated)	As at June 30,		1H2025-1H2026
	2026	2025	% Change
Gross loan portfolio	2,318	781	197%

Financial Measures and Key Operating Metrics by Business Segment
Deliveries
The table below highlights certain key financial measures and key operating metrics which drive our revenue for the deliveries segment.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2025-1H2026
	2026	2025	% Change
Revenue	1,041	854	22%
Segment Adjusted EBITDA	184	126	47%
GMV	8,157	6,599	24%
MTUs (monthly average in millions)	28.6	24.3	17%
Partner incentives	(368)	(283)	30%
Consumer incentives	(600)	(461)	30%

Deliveries revenue increased by $187 million, or 22%, to $1,041 million for the six months ended June 30, 2026 from $854 million for the six months ended June 30, 2025, driven by growth of $91 million in our food and advertising business, $81 million in our grocery and supermarket business and $15 million in parcel delivery business. This is primarily attributable to the increase in GMV by 24%, or $1.6 billion, to $8.2 billion for the six months ended June 30, 2026 compared to $6.6 billion for the six months ended June 30, 2025, driven by increased user adoption, engagement and transaction volumes across our Deliveries platform and addition of new supermarket stores. Deliveries MTUs grew 17% to 28.6 million, which together with 14% increase in the number of transactions drove GMV growth of 24%. Deliveries revenue as a percentage of GMV remained consistent at 13% in both periods.

Partner incentives increased by 30% to $368 million and consumer incentives increased by 30% to $600 million, broadly in line with GMV growth, as we continued to invest in driver-partner supply and consumer acquisition and retention. Total partner and consumer incentives as a percentage of GMV was relatively flat year-over-year.

Segment Adjusted EBITDA improved by $59 million, or 47%, to $184 million for the six months ended June 30, 2026 from $126 million for the six months ended June 30, 2025. The improvement was primarily attributable to revenue growth of $187 million, partially offset by an increase of $67 million in cost of sales, $13 million in cost of funds, $16 million in staff costs, $9 million delivery-partner and merchant-partner payout and $9 million in marketing costs.
Mobility
The table below highlights certain key financial measures and key operating metrics which drive our revenue for the mobility segment.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2025-1H2026
	2026	2025	% Change
Revenue	668	577	16%
Segment Adjusted EBITDA	389	323	20%
GMV	4,437	3,687	20%
MTUs (monthly average in millions)	33.3	28.3	18%
Partner incentives	(254)	(171)	48%
Consumer incentives	(125)	(123)	1%

Mobility revenue increased by $91 million, or 16%, to $668 million for the six months ended June 30, 2026 compared to $577 million for the six months ended June 30, 2025. This is primarily attributable to increase in ride-hailing revenue by $69 million, and higher rental income from motor vehicles of $22 million driven by a larger vehicle fleet and higher rental rates. The increase in ride-hailing revenue was driven by stronger demand and platform engagement. Mobility GMV increased by 20% to $4.4 billion for the six months ended June 30, 2026 compared to $3.7 billion for the six months ended June 30, 2025, mainly driven by growth in mobility MTUs, up 18% to 33.3 million, reflecting healthy ride-hailing demand and our expanding monthly active driver base. Revenue as a percentage of GMV remained relatively consistent at 15% for the six months ended June 30, 2026 and 16% for the six months ended June 30, 2025.

Partner incentives increased by 48% to $254 million and consumer incentives increased by 1% to $125 million, with total incentives increasing by $84 million to $379 million for the six months ended June 30, 2026 from $294 million for the six months ended June 30, 2025, as we continued to drive new driver-partner supply and user growth. Total partner and consumer incentives as a percentage of GMV were relatively flat year-over-year.

Segment Adjusted EBITDA improved by $65 million, or 20%, to $389 million for the six months ended June 30, 2026 from $323 million for the six months ended June 30, 2025. The improvement was primarily attributable to revenue growth of $91 million, partially offset by an increase of $9 million in marketing costs and $7 million in cost of funds for this segment.
Financial services
The table below highlights certain key financial measures and key operating metrics which drive our revenue for the financial services segment.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2025-1H2026
	2026	2025	% Change
Revenue	242	159	52%
Segment Adjusted EBITDA	(32)	(56)	(43)%
MTUs (monthly average in millions)	36.5	29.8	22%
Partner incentives	1	*	NM
Consumer incentives	(9)	(8)	2%
Gross loan portfolio	2,318	781	197%
*Amount less than $1 million

Financial services revenue increased by $82 million, or 52%, to $242 million for the six months ended June 30, 2026 compared to $159 million for the six months ended June 30, 2025. The increase was primarily attributable to $49 million growth in our lending business from higher lending disbursements driven by credit expansion, together with $33 million growth in our digital banking business, of which $15 million was contributed by Superbank, which we obtained control in May 2026.

Our gross loan portfolio grew 197%, from $781 million as of June 30, 2025 to $2,318 million as of June 30, 2026, as discussed above under "Key Operating Metrics". Financial services MTUs grew 22% to 36.5 million, reflecting increased adoption of our lending, insurance and digital banking products across the Grab ecosystem. Consumer incentives increased 2% to $9 million, while partner incentives were $1 million for the six months ended June 30, 2026 and less than $1 million for the six months ended June 30, 2025.

Segment Adjusted EBITDA loss narrowed by $24 million, or 43%, to a loss of $32 million for the six months ended June 30, 2026 from a loss of $56 million for the six months ended June 30, 2025, as revenue growth of $82 million more than offset a $58 million increase in expected credit loss and overhead expenses as we continued to scale our expanded digital banking business.

Others
The table below highlights certain key financial measures and key operating metrics which drive our revenue for the others segment.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,		1H2025-1H2026
	2026	2025	% Change
Revenue	2	2	36%
Segment Adjusted EBITDA	(1)	*	NM
Partner incentives	*	—	NM
Consumer incentives	—	*	NM
*Amount less than $1 million

The revenue remained flat at $2 million in the six months ended June 30, 2026 and 2025. Additionally, Segment Adjusted EBITDA loss was $1 million and less than $1 million for the six months ended June 30, 2026 and 2025, respectively.
Liquidity and Capital Resources
Our principal sources of liquidity have been cash and cash equivalents generated from operating activities, loan facilities, issuance of the Notes, and equity financing at the subsidiary level.

As of June 30, 2026, our assets exceeded our liabilities by $7.2 billion, compared to $6.8 billion as of December 31, 2025. We recorded profit for the period of $355 million and $30 million for the six months ended June 30, 2026 and 2025, respectively. As of June 30, 2026, we had accumulated losses of $17.3 billion.
Our unrestricted cash and cash equivalents comprise cash balances and short-term deposits with maturities of three months or less from the date of acquisition that are subject to an insignificant risk of change in their fair value and are used to manage short-term commitments. Marketable securities consisted primarily of investment-grade corporate bonds. Restricted cash and non-current deposits comprise deposits pledged with banks as security in relation to the utilization of certain bank services, monies received and held in escrow in connection with certain contractual obligations and advances received in connection with our electronic wallet or e-wallet services. Our cash and cash equivalents are denominated in U.S. dollars as well as in local currencies of the markets in which we operate.
As of December 31, 2025, we had substantially completed the share buyback program announced in February 2024. In February 2026, our board of directors authorized a new share repurchase program, under which we may repurchase up to $500 million worth of our outstanding Class A ordinary shares. In March 2026, we entered into an accelerated share repurchase (“ASR”) agreement and a contingent forward purchase (“CFP”) agreement with two different banks to repurchase $250 million and up to $150 million, respectively, worth of Grab's Class A ordinary shares. As of June 30, 2026, we had a total cash outflow of $400 million for the ASR and CFP as upfront payment under those agreements. As of July 31, 2026, we had completed the execution of the ASR and CFP and repurchased in aggregate $351 million worth of our Class A ordinary shares, and the $49 million unused was returned to us. As of the date of this report, $149 million of the total amount authorized under the February 2026 share repurchase program remains unused.
On August 4, 2026, we announced the authorization of a new share repurchase program, under which we may repurchase up to $750 million worth of our outstanding Class A ordinary shares. The proposed repurchases may be made from time to time through open market transactions at prevailing market prices, privately negotiated transactions, block trades and/or through other legally permissible means, or any combination thereof, depending on market conditions and the trading price of our Class A ordinary shares, among other factors, and in accordance with applicable rules and regulations. Our board of directors will review the share repurchase program periodically, and may amend the terms and size of the program. We intend to fund the repurchases with excess cash after allocating and potentially allocating for investments to drive growth. The share repurchase program does not obligate us to acquire any particular amount of Class A ordinary shares.

In June 2025, we offered and issued $1.5 billion aggregate principal amount of the Notes, i.e. zero coupon convertible senior notes due 2030. The Notes are senior, unsecured obligations of the Company and do not bear regular interest. The Notes will mature on June 15, 2030 unless redeemed, repurchased or converted prior to such date. As of the date of this report, holders of the notes (the “Holders“) may convert their Notes at their option at any time prior to the close of business on the third scheduled trading day immediately preceding the maturity date. Upon conversion, the Notes may be settled in Class A Ordinary Shares, cash or a combination of cash and Class A Ordinary Shares, at the Company’s election. The initial conversion rate of the Notes is 152.6252 Class A Ordinary Shares of the Company, per $1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately $6.55 per Class A Ordinary Share and represents a conversion premium of approximately 40% above the closing price of $4.68 per Class A Ordinary Share on NASDAQ on June 10, 2025. The conversion rate of the Notes is subject to adjustment upon the occurrence of certain events. On or after June 21, 2028, we may redeem for cash all or part of the Notes, at our option (such redemption, an “Optional Redemption”), if the last reported sale price of Grab’s Class A Ordinary Shares has been at least 130% of the conversion price then in effect on (i) each of at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately prior to the date Grab provides notice of redemption and (ii) the trading day immediately preceding the date we sends such notice. We may also redeem for cash all but not part of the Notes at any time if less than 10% of the aggregate principal amount of Notes originally issued remains outstanding at such time (“Cleanup Redemption”). In addition, we may redeem all but not part of the Notes in the event of certain changes in the tax laws (“Tax Redemption”). Holders of the Notes will have the right, at their option, to require the Company to repurchase for cash all or part of their Notes, on June 15, 2028 at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased plus applicable accrued and unpaid special interest, if any. In addition, subject to certain conditions and a limited exception, holders of the Notes will have the right to require the Company to repurchase all or part of their Notes upon occurrence of certain events that constitute a fundamental change such as changes in beneficial ownership, liquidation/dissolution, delisting etc . In connection with certain corporate events or if the Company issues a notice of Optional Redemption, Cleanup Redemption or Tax Redemption, it will, under certain circumstances, increase the conversion rate for holders who elect to convert their Notes in connection with such corporate event or such Optional Redemption, Cleanup Redemption or Tax Redemption.
We believe that our current available cash and cash equivalents and our credit facilities will be sufficient to meet our working capital requirements, capital expenditures and other liquidity requirements in the ordinary course of business for a period of at least twelve months from the date hereof and beyond. We intend to finance our future working capital requirements, capital expenditures and other liquidity requirements from cash generated from operating activities and funds raised from financing activities. Our future capital requirements depend on many factors including our growth rate, the continuing market acceptance of our offerings, the timing and extent of spending to support our efforts to develop our platform, and the expansion of sales and marketing activities. Further, we may in the future enter into arrangements to acquire or invest in businesses, products, services, and technologies. Therefore, we may decide to enhance our liquidity position or increase our cash reserve for future investments or operations through additional financing activities, which may include further equity or debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. Indebtedness would result in increased fixed obligations and could result in operating or financial covenants that restrict our operations.
The following table sets forth a summary of our cash flows for the periods indicated.

(in $ millions, unless otherwise stated)	Six Months Ended June 30,
	2026	2025
Net cash flow	(525)	851
Net cash (used in)/ provided by operating activities	(3)	136
Net cash used in investing activities	(222)	(470)
Net cash (used in)/ provided by financing activities	(300)	1,185

Operating Activities
Net cash used in operating activities was $3 million for the six months ended June 30, 2026, primarily driven by a $370 million increase in loan receivables in the financial services segment and the exclusion of $412 million of finance income from operating cash flow (which included a $307 million non-cash gain on the consolidation of Superbank and $70 million of interest income), substantially offset by $315 million of profit before income tax together with non-cash adjustments comprising share-based compensation expense of $140 million, net impairment losses on financial assets of $120 million, depreciation expense of $89 million, fair value loss on investments of $82 million, finance costs of $58 million, and amortization expense of $20 million. The net change in other operating assets and liabilities included a $50 million increase in trade and other receivables, a $37 million increase in trade and other payables, and a $25 million increase in deposits from customers in the banking business through increased customer outreach. Additionally, there was $34 million paid for taxes.
Net cash provided by operating activities was $136 million for the six months ended June 30, 2025, primarily consisting of $67 million of profit before income tax, adjusted for certain non-cash items, which included non-cash share-based compensation expense of $141 million, net impairment losses on financial assets of $66 million, depreciation expense of $65 million, fair value loss on investments of $17 million, finance costs of $17 million, and amortization expense of $16 million. This was partially offset by $113 million of finance income mainly related to interest income. The net change in operating assets and liabilities was primarily the result of a $229 million increase in deposits from customers in the banking business through increased customer outreach, a $158 million increase in loan receivables in the financial services segment, a $106 million decrease in trade and other payables and a $36 million increase in trade and other receivables. Additionally, there was $41 million paid for taxes.
Investing Activities
Net cash used in investing activities was $222 million for the six months ended June 30, 2026, primarily consisting of $141 million for net acquisitions of other investments, $105 million for acquisitions of associates and joint venture, $41 million used for the purchases of property, plant and equipment and intangible assets, and $29 million for acquisitions of subsidiaries with non-controlling interests, net of cash acquired. These were partially offset by $87 million of interest received.
Net cash used in investing activities was $470 million for the six months ended June 30, 2025, primarily consisting of $444 million for net acquisitions of other investments, $90 million for acquisitions of businesses, net of cash acquired and $38 million used for the purchases of property, plant and equipment, and intangible assets. These were partially offset by $91 million of interest received.
Financing Activities
Net cash used in financing activities was $300 million for the six months ended June 30, 2026, primarily consisting of $400 million upfront payment for the repurchase of Class A ordinary shares, $131 million in repayment of bank loans, $32 million in payment of lease liabilities and $15 million in interest paid, partially offset by $144 million in proceeds from subscription of shares in subsidiaries by non-controlling interests, $120 million of proceeds from bank loans and $10 million proceeds from share-based payment arrangements.
Net cash provided by financing activities was $1,185 million for the six months ended June 30, 2025, primarily consisting of $1,500 million proceeds from the issuance of the Notes, $90 million of proceeds from bank loans, $45 million proceeds from subscription of shares in subsidiaries by non-controlling interests and $14 million proceeds from share-based payment arrangements, partially offset by $274 million in repurchase and retirement of Class A Ordinary Shares, $109 million in repayment of bank loans, $25 million in acquisition of non-controlling interests without change in control, $22 million in payment of lease liabilities, $21 million in transaction costs for the Notes and $13 million in interest paid.

Capital Expenditures
Our capital expenditures amounted to $41 million and $38 million for the six months ended June 30, 2026 and 2025, respectively, an increase of $3 million primarily due to the expansion of our grocery and supermarket store network. Our capital expenditures were primarily related to our development activities for our new or substantially improved products and processes and facilities, expansion of our grocery and supermarket store network, and procurement of new vehicle fleet primarily across Singapore and Indonesia. We anticipate capital expenditures will increase as we continue to invest in fleet upgrades including the deployment of additional electric and hybrid vehicles, and investments in our technology infrastructure and platform capabilities.
Indebtedness
The following table shows the amount of our total consolidated short-term and long-term debt outstanding as of June 30, 2026 and December 31, 2025:

(in $ millions, unless otherwise stated)	As of June 30,	As of December 31,
	2026	2025
Current maturities of long-term liabilities
Convertible notes (including embedded derivative)	1,395	1,502
Bank loans and term loans	164	129
Total current liabilities	1,559	1,631
Long-term liabilities—net of current maturities
Bank loans and term loans	207	188
Total	1,766	1,819
In June 2025, we offered and issued $1.5 billion aggregate principal amount of Notes, which are zero coupon convertible senior notes due 2030. The Notes are senior, unsecured obligations of the Company and do not bear regular interest. The Notes will mature on June 15, 2030 unless redeemed, repurchased or converted prior to such date.
As of June 30, 2026, we and our subsidiaries had credit facilities of an aggregate of $529 million, and $375 million were drawn and outstanding. From time to time, we may also decide to refinance our indebtedness. A majority of these facilities are secured against vehicles rented to driver-partners through our rental business in Singapore and Indonesia. These financings have an average duration of five years and interest rates of up to 10%. These facilities are denominated in local currencies with local financial institutions and leasing companies and contain customary affirmative and negative covenants applicable to Grab and/or certain of our subsidiaries, including, among other things, restrictions on indebtedness, liens, and fundamental changes.
Contractual and Other Obligations
We have non-cancelable commitments that primarily relate to network and cloud services and other items in the ordinary course of business. These amounts are determined based on the non-cancelable quantities to which we are contractually obligated. As of June 30, 2026, there have been no material changes outside the ordinary course of business to the contractual obligations and commitments, as disclosed in our 2025 Annual Report.
Off-Balance Sheet Arrangements
We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.
Quantitative and Qualitative Disclosure about Market Risks
We are exposed to market risks in the ordinary course of our business. These risks primarily include credit risk, foreign currency risk and interest rate risk. There have been no material changes to our market risks as compared to the market risks described in our 2025 Annual Report.

Critical Accounting Estimates
Our condensed consolidated interim financial statements are prepared in accordance with IAS 34 Interim Financial Reporting. The preparation of these condensed consolidated interim financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. There have been no material changes or additions to our critical accounting policies and estimates as compared to the critical accounting policies and estimates described in our 2025 Annual Report, with the exception of the estimation and judgment in relation to the measurement of the fair value of loan receivables on the loan portfolio acquired as described in Note 14.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Grab Holdings Limited
(Incorporated in the Cayman Islands)
and its Subsidiaries
Condensed consolidated interim financial statements (unaudited)
As at and for the six months ended June 30, 2026

Condensed consolidated statements of financial position (unaudited)
(in $ millions)

	Note	June 30, 2026	December 31, 2025
		$	$
Non-current assets
Property, plant and equipment		895	831
Intangible assets and goodwill		1,575	1,057
Associates and joint venture		70	309
Deferred tax assets		178	85
Other investments	3	1,476	1,023
Loan receivables in the financial services segment	4	626	420
Deposits, prepayments and other assets		215	178
		5,035	3,903
Current assets
Inventories		90	87
Trade and other receivables		249	240
Loan receivables in the financial services segment	4	1,539	760
Deposits, prepayments and other assets		232	189
Other investments	3	3,441	3,371
Cash and cash equivalents	5	2,859	3,433
		8,410	8,080
Total assets		13,445	11,983

Equity
Share capital and share premium	6	24,056	23,861
Reserves	6	22	337
Accumulated losses		(17,312)	(17,470)
Equity attributable to owners of the Company		6,766	6,728
Non-controlling interests		437	29
Total equity		7,203	6,757

Non-current liabilities
Loans and borrowings		409	373
Provisions		23	22
Other liabilities		248	169
Deferred tax liabilities		40	35
		720	599
Current liabilities
Loans and borrowings		1,624	1,680
Provisions		18	25
Trade payables and other liabilities		1,321	1,256
Deposits from customers in the banking business		2,513	1,629
Current tax liabilities		46	37
		5,522	4,627
Total liabilities		6,242	5,226
Total equity and liabilities		13,445	11,983
The accompanying notes form an integral part of these condensed consolidated interim financial statements (unaudited).

Condensed consolidated statements of profit or loss and other comprehensive income (unaudited)
For the six months ended June 30
(in $ millions, except for per share data)

	Note	2026	2025
		$	$
Revenue	8	1,953	1,592
Cost of revenue		(1,102)	(914)
Other income		4	17
Sales and marketing expenses		(195)	(171)
General and administrative expenses		(265)	(232)
Research and development expenses		(224)	(235)
Net impairment losses on financial assets		(120)	(66)
Other expenses		(4)	(2)
Restructuring costs		(6)	(3)
Operating profit/ (loss)		41	(14)
Finance income		412	113
Finance costs		(58)	(17)
Net change in fair value of financial assets and liabilities		(82)	(17)
Net finance income		272	79
Share of profit of equity-accounted investees (net of tax)		2	2
Profit before income tax		315	67
Income tax credit/ (expense)		40	(37)
Profit for the period		355	30
Items that will not be reclassified to profit or loss:
Defined benefit plan remeasurements		*	*
Put liabilities at FVOCI – net change in fair value		4	(2)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences – foreign operations		(58)	91
Debt investments at FVOCI – net change in fair value		(1)	—
Other comprehensive income for the period, net of tax		(55)	89
Total comprehensive income for the period		300	119
Profit attributable to:
Owners of the Company		389	59
Non-controlling interests		(34)	(29)
Profit for the period		355	30
Total comprehensive income attributable to:
Owners of the Company		332	136
Non-controlling interests		(32)	(17)
Total comprehensive income for the period		300	119
Earnings per share
Basic earnings per share	10	0.10	0.01
Diluted earnings per share	10	0.06	0.01
*Amount less than $1 million
The accompanying notes form an integral part of these condensed consolidated interim financial statements (unaudited).

Condensed consolidated statements of changes in equity (unaudited)
For the six months ended June 30, 2026
(in $ millions)

	Note	Share capital	Share premium	Accumulated losses	Other reserve	Share-based payment reserve	Foreign currency translation reserve	Equity (deficit) attributable to owners of the Company	Non- controlling interests	Total equity (deficit)
		$	$	$	$	$	$	$	$	$
At January 1, 2026		*	23,861	(17,470)	(34)	350	21	6,728	29	6,757
Total comprehensive income for the period
Profit for the period		—	—	389	—	—	—	389	(34)	355
Other comprehensive income
Exchange differences on translation of foreign operations		—	—	—	—	—	(58)	(58)	—	(58)
Defined benefit plan remeasurement		—	—	*	—	—	—	*	—	*
Investments and put liabilities at FVOCI – net change in fair value		—	—	(2)	3	—	—	1	2	3
Total other comprehensive income		—	—	(2)	3	—	(58)	(57)	2	(55)
Total comprehensive income for the period		—	—	387	3	—	(58)	332	(32)	300
Transactions with owners, recorded directly in equity
Contributions by owners
Acquisition of a subsidiary		—	—	—	—	—	—	—	257	257
Share options exercised/restricted stock units vested	6	*	195	—	—	(194)	—	1	2	3
Share-based payment		—	—	—	—	143	—	143	—	143
Repurchase and retirement of ordinary shares (including treasury shares)		—	—	(191)	(209)	—	—	(400)	—	(400)
Total contributions by owners		*	195	(191)	(209)	(51)	—	(256)	259	3
Changes in ownership interests in subsidiaries
Changes in non-controlling interests without a loss of control		—	—	(38)	—	—	—	(38)	181	143
Total changes in ownership interests in subsidiaries		—	—	(38)	—	—	—	(38)	181	143
Total transactions with owners		*	195	(229)	(209)	(51)	—	(294)	440	146
At June 30, 2026		*	24,056	(17,312)	(240)	299	(37)	6,766	437	7,203
*Amount less than $1 million
The accompanying notes form an integral part of these condensed consolidated interim financial statements (unaudited).

Condensed consolidated statement of changes in equity (unaudited)
For the six months ended June 30, 2025
(in $ millions)

	Note	Share capital	Share premium	Accumulated losses	Other reserve	Share-based payment reserve	Foreign currency translation reserve	Equity (deficit) attributable to owners of the Company	Non- controlling interests	Total equity (deficit)
		$	$	$	$	$	$	$	$	$
At January 1, 2025		*	23,549	(17,347)	(119)	392	(76)	6,399	(48)	6,351
Total comprehensive income for the period
Profit for the period		—	—	59	—	—	—	59	(29)	30
Other comprehensive income
Exchange differences on translation of foreign operations		—	—	—	—	—	78	78	13	91
Defined benefit plan remeasurement		—	—	*	—	—	—	*	—	*
Investments and put liabilities at FVOCI – net change in fair value		—	—	*	(1)	—	—	(1)	(1)	(2)
Total other comprehensive income		—	—	*	(1)	—	78	77	12	89
Total comprehensive income for the period		—	—	59	(1)	—	78	136	(17)	119
Transactions with owners, recorded directly in equity
Contributions by owners

Acquisition of a subsidiary		—	—	—	(16)	—	—	(16)	7	(9)
Share options exercised/restricted stock units vested	6	*	237	—	—	(233)	—	4	2	6
Share-based payment		—	—	—	—	143	—	143	—	143
Repurchase and retirement of ordinary shares		—	—	(274)	—	—	—	(274)	—	(274)
Total contributions by owners		*	237	(274)	(16)	(90)	—	(143)	9	(134)
Changes in ownership interests in subsidiaries
Changes in non-controlling interests without a loss of control		—	—	(30)	—	—	—	(30)	55	25
Total changes in ownership interests in subsidiaries		—	—	(30)	—	—	—	(30)	55	25
Total transactions with owners		*	237	(304)	(16)	(90)	—	(173)	64	(109)
At June 30, 2025		*	23,786	(17,592)	(136)	302	2	6,362	(1)	6,361
*Amount less than $1 million
The accompanying notes form an integral part of these condensed consolidated interim financial statements (unaudited).

Condensed consolidated statements of cash flows (unaudited)
For the six months ended June 30
(in $ millions)

	Note	2026	2025
		$	$
Cash flows from operating activities
Profit before income tax		315	67
Adjustments for:
Amortization of intangible assets		20	16
Depreciation of property, plant and equipment		89	65
Impairment of property, plant and equipment		—	*
Equity-settled share-based payments		140	141
Finance costs		58	17
Net change in fair value of financial assets and liabilities		82	17
Net impairment losses on financial assets		120	66
Finance income		(412)	(113)
Gain on disposal of property, plant and equipment		*	(1)
Share of profit of equity-accounted investees (net of tax)		(2)	(2)
Change in provisions		(6)	3
Dividend income		(1)	(6)
		403	270
Changes in:
- Inventories		(3)	1
- Deposits pledged		(11)	(23)
- Trade and other receivables		(50)	(36)
- Loan receivables in the financial services segment		(370)	(158)
- Trade payables and other liabilities		37	(106)
- Deposits from customers in the banking business		25	229
Cash from operations		31	177
Income tax paid		(34)	(41)
Net cash (used in)/from operating activities		(3)	136
Cash flows from investing activities
Acquisition of property, plant and equipment		(27)	(24)
Purchase of intangible assets		(14)	(14)
Proceeds from disposal of property, plant and equipment		6	5
Acquisition of subsidiaries with non-controlling interests, net of cash acquired		(29)	(90)
Acquisition of additional interests in associates and joint venture		(105)	—
Acquisition of other investments		(141)	(444)
Dividend income received		1	6
Interest received		87	91
Net cash used in investing activities		(222)	(470)

Cash flows from financing activities
Proceeds from share-based payment arrangements		10	14
Repurchase of ordinary shares		(400)	(274)
Proceeds from bank loans		120	90
Repayment of bank loans		(131)	(109)
Payment of lease liabilities		(32)	(22)
Proceeds from the issuance of convertible notes		—	1,500
Transaction costs related to the issuance of convertible notes		—	(21)
Acquisition of non-controlling interests without change in control		—	(25)
Proceeds from subscription of shares in subsidiaries by non-controlling interests without change in control		144	45
Deposits released/ (pledged)		4	*
Interest paid		(15)	(13)
Net cash (used in)/ from financing activities		(300)	1,185
Net (decrease)/ increase in cash and cash equivalents		(525)	851
Cash and cash equivalents at January 1	5	3,433	2,964
Effect of exchange rate fluctuations on cash held		(49)	65
Cash and cash equivalents at June 30	5	2,859	3,880
* Amount less than $1 million

The accompanying notes form an integral part of these condensed consolidated interim financial statements (unaudited).

Notes to the condensed consolidated interim financial statements (unaudited)
These notes form an integral part of the condensed consolidated interim financial statements.
1.                        Domicile and activities
Grab Holdings Limited (the “Company” or “GHL”) is domiciled in the Cayman Islands and was incorporated on March 12, 2021. The address of the Company’s registered office is at Harbour Place, 2nd Floor, 103 South Church Street, P.O. Box 472, George Town, KYI-1106, Cayman Islands. The principal executive office of the Company is 3 Media Close, #01-03/06, Singapore 138498.
These condensed consolidated interim financial statements as at and for the six months ended June 30, 2026 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”) and the Group’s interest in equity-accounted investees.
The Group enables access to deliveries, mobility, financial services and other offerings in Southeast Asia through its mobile applications (the “Grab Platform”).
2.                        Basis of preparation
2.1.Statement of compliance
These condensed consolidated interim financial statements for the six months ended June 30, 2026 have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting, and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended December 31, 2025 ("last annual financial statements"). They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS"). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.
2.2.Functional and presentation currency
These condensed consolidated interim financial statements are presented in United States dollars ($), which is the Company’s functional currency. All information presented in $ has been rounded to the nearest million, unless otherwise stated.
2.3.Use of estimates and judgments
In preparing these condensed consolidated interim financial statements, management has made judgments and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.
The significant judgments made by management in applying the Group’s accounting policies were the same as those described in the last annual financial statements, with the exception of the estimation and judgment in relation to the measurement of the fair value of loan receivables on the loan portfolio acquired as described in Note 14.
Measurement of fair values
A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.
As part of an established control framework, significant unobservable inputs and valuation adjustments are regularly reviewed. If third-party information, such as broker quotes or pricing services, is used to measure fair values, such information is assessed to support the conclusion that such valuations meet the requirements of the IFRS Accounting Standards, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:
•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement (with Level 3 being the lowest).
The Group recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred.
Further information about the assumptions made in measuring fair values is included in the following notes:
•Note 12 – Financial instruments
•Note 14 - Business combination
2.4.Change in accounting policies
Except as described below, the accounting policies applied in this interim financial statements are the same as those applied in the Group's consolidated financial statements as at and for the year ended December 31, 2025.
The following amendments to the standards which were adopted from January 1, 2026 do not have a material impact on these condensed consolidated interim financial statements and are not expected to have a material impact on the Group’s consolidated financial statements as at and for the year ending December 31, 2026.
•Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)
•Annual Improvements to IFRS Accounting Standards Volume 11

3.                        Other investments

	June 30, 2026	December 31, 2025
(in $ millions)	$	$
Non-current investments
Time deposits	156	261
Debt investments – at FVTPL	544	240
Debt investments – at FVOCI	375	132
Debt investments – at amortized cost	129	—
Equity investments – at FVTPL	272	390
	1,476	1,023
Current investments
Time deposits	899	1,296
Debt investments – at FVTPL	1,308	1,082
Debt investments – at FVOCI	864	22
Debt investments – at amortized cost	370	971
	3,441	3,371
	4,917	4,394
Time deposits
These financial assets measured at amortized cost predominantly comprise deposits with banks and financial institutions with a maturity of more than three months from the date of placement.

4.                       Loan receivables in the financial services segment

	June 30, 2026	December 31, 2025
(in $ millions)	$	$
Non-current
Non-current loan receivables	660	443
Less: Loss allowance	(34)	(23)
	626	420
Current
Current loan receivables	1,657	835
Less: Loss allowance	(118)	(75)
	1,539	760
Loans and advances to customers at amortized cost

	June 30, 2026	December 31, 2025
(in $ millions)	$	$
Individuals	1,390	872
Businesses	775	308
	2,165	1,180

Individuals' loans comprise term loans provided to driver-partners and consumers, and loans provided to individuals through the digital banking business.
Businesses' loans comprise term loans provided to merchant-partners, and loans provided to businesses through the digital banking business.
5.                        Cash and cash equivalents

	June 30, 2026	December 31, 2025
(in $ millions)	$	$
Short-term deposits	583	721
Cash at banks and on hand	2,276	2,712
Cash and cash equivalents in the statement of financial position	2,859	3,433
i)Short-term deposits classification as cash equivalents or other investments
Time deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition. Time deposits that exceed that maturity are classified as “Other investments”.
ii)Restricted cash
Cash and cash equivalents include balances of $205 million (2025: $206 million) held by subsidiaries that operate in countries where legal restrictions apply whereby the balances are not available for general use by the parent or other subsidiaries.
6.                        Capital and reserves
The movement in GHL ordinary shares during the six months ended June 30, 2026 is as follows:

(in thousands of shares)	Class A ordinary shares	Class B ordinary shares
In issue at January 1	3,969,291	128,356
Issued for restricted ordinary shares	—	6,750
Restricted share units vested	48,525	4,079
Exercise of share options	796	—
Issued under equity stock purchase plan	1,854	—
Repurchase of shares	(68,349)	—
Conversion of Class B ordinary shares to Class A ordinary shares	21,400	(21,400)
In issue at June 30	3,973,517	117,785
Ordinary shares held as treasury shares	16,076	—
Restricted ordinary shares issued but not fully vested	—	(12,564)
In issue at June 30 – fully paid	3,989,593	105,221
Authorized	49,500,000	500,000

Reserves
In March 2026, the Company entered into (i) an accelerated share repurchase ("ASR") agreement and (ii) a contingent forward purchase ("CFP") agreement to repurchase the Company's Class A ordinary shares, as part of its previously announced $500 million share repurchase program authorized by the Board of Directors in February 2026.
As of June 30, 2026, the Company repurchased and retired $191 million of shares under the ASR agreement, with a reduction to accumulated losses. The Company also repurchased $59 million of shares which were designated as treasury shares and classified as a reduction to other reserves within equity. The $150 million of cash delivered under the CFP agreement had been classified as a reduction to other reserves within equity.
7.                    Share-based payment arrangements
Issuance of a new performance based share units ("PSU") award
In March 2026, the Company granted 65 million units of PSU award to selected employees and directors of the Group, all of which remain outstanding as at June 30, 2026. The vesting of the awards is conditional upon meeting future non-market performance targets and market stock price conditions, both established at escalating thresholds, as well as completion of a specified period of service.
The Company recognizes share-based compensation expense on a straight-line basis over the performance period, which also constitutes the vesting period of each award. For awards subject to non-market performance conditions, the number of awards expected to vest is revised at each reporting date based on the best estimate of the number of instruments expected to satisfy the performance conditions. For awards subject to market conditions, the effect of those conditions is reflected in the grant date fair value of the award and is not subsequently revised.
The fair value of PSU granted in the six months ended June 30, 2026 was determined at the grant date, taking into account market condition. Fair value of the PSU award units has been measured using a Monte Carlo simulation model. A summary of the measurement of the fair value and inputs at grant date is as follows:

June 30, 2026
Fair value at grant date (weighted average)	$1.83
Share price at grant date	$3.55
Expected volatility	45%
Expected term	10 years
Risk-free rate	4.25%
The expected volatility is based on an evaluation of the historical volatility of the Company's share price and the implied volatility derived from its traded options.
8.                        Revenue
i)Revenue streams

	For six months ended June 30
	2026	2025
(in $ millions)	$	$
Deliveries	1,041	854
Mobility	668	577
Financial services	242	159
Others	2	2
	1,953	1,592

Mobility revenue also includes rental income from the leasing of motor vehicles to driver-partners of $112 million (2025: $92 million), who mainly use the vehicles to offer services through the Grab platform.
ii)Geographic information

	2026	2025
(in $ millions)	$	$
Singapore	420	345
Malaysia	622	478
Indonesia	415	338
Philippines	164	152
Thailand	170	138
Vietnam	140	125
Rest of Southeast Asia	22	16
	1,953	1,592
iii)Major Customers
Considering our service offerings to a wide range of customers across multiple geographic locations, no significant portion of our revenue recognized can be attributed to a particular customer or group of customers.
9.                    Income tax credit/ (expense)
During the six months ended June 30, 2026, the Group determined that a previously unrecognized deferred tax asset in relation to unutilized tax losses has become recoverable following developments in the Group's assessment of its unutilized tax loss position. As a result, the Group recognized $88 million of deferred tax assets in this interim reporting period only to the extent that it is probable that future taxable profits will be available against which the Group can utilize the benefits.
10.                      Earnings per share
i)Basic earnings per share
The following table sets forth the computation of basic earnings per share attributable to ordinary shareholders for the six months ended June 30, 2026 and 2025 (in $ millions, except share amounts which are reflected in thousands, and per share amounts):

	For six months ended June 30
	2026	2025
Basic earnings per share:
Numerator
Net income for the period	355	30
Net loss attributable to non-controlling interests	(34)	(29)
Net income for the period attributable to ordinary shareholders	389	59
Denominator
Basic weighted-average ordinary shares outstanding	4,088,747	4,099,960
Basic earnings per share attributable to ordinary shareholders	0.10	0.01

ii)Diluted earnings per share
The following table sets forth the computation of diluted earnings per share attributable to ordinary shareholders for the six months ended June 30, 2026 and 2025 (in $ millions, except share amounts which are reflected in thousands, and per share amounts):

	For six months ended June 30
	2026	2025
Diluted earnings per share:
Numerator
Net income for the period attributable to ordinary shareholders	389	59
Interest expense on convertible notes	43	—
Net change in fair value of the embedded derivative of the convertible notes	(150)	—
Diluted income for the period attributable to ordinary shareholders	282	59
Denominator
Weighted-average number of ordinary shares (Basic)	4,088,747	4,099,960
Stock options	8,217	12,946
Restricted share units and restricted ordinary shares	69,593	86,677
Convertible notes	229,008	—
Common shares issued for equity stock purchase plan	2,620	1,886
Weighted-average number of ordinary shares (Diluted)	4,398,185	4,201,469
Diluted earnings per share attributable to ordinary shareholders	0.06	0.01
The following potentially dilutive outstanding securities (reflected in thousands of GHL ordinary shares) were excluded from the computation of diluted earnings per ordinary share either because their effects would have been antidilutive for the six months ended June 2026 and 2025, or are contingent upon the satisfaction of certain conditions which were not satisfied by the end of the period:

	For six months ended June 30
	2026	2025
Warrants	26,000	26,000
Share options	6,198	6,198
Restricted share units and restricted ordinary shares	73,189	54,619
Convertible notes	—	229,008
Option to swap the shares in a subsidiary of GHL for GHL Class A Ordinary Shares	33,549	—
Total	138,936	315,825
11.                     Related parties
i)Key management personnel compensation
There were no significant changes to the compensation plans during the six months ended June 30, 2026.
ii)Other related party transactions
The Group did not enter into other material related party transactions during the six months ended June 30, 2026.

12.                      Financial instruments
i)Accounting classification and fair values
The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

		Carrying amount				Fair value
	Note	FVTPL	FVOCI	Amortized cost	Total	Level 1	Level 2	Level 3	Total
		$	$	$	$	$	$	$	$
(in $ millions)
June 30, 2026
Financial assets
Debt investments	3	1,852	1,239	499	3,590	882	1,948	261	3,091
Equity investments	3	272	—	—	272	116	—	156	272
Time deposits	3	—	—	1,055	1,055
Trade and other receivables		—	—	249	249
Loan receivables in the financial services segment		—	—	2,165	2,165
Other assets		1	—	286	287	—	1	—	1
Cash and cash equivalents	5	—	—	2,859	2,859
Total		2,125	1,239	7,113	10,477	998	1,949	417	3,364
Financial liabilities
Convertible notes		(310)	—	(1,085)	(1,395)	—	—	(310)	(310)
Bank loans		—	—	(374)	(374)
Lease liabilities		—	—	(264)	(264)
Warrant liabilities		(1)	—	—	(1)	(1)	—	—	(1)
Trade payables and other liabilities		(189)	(45)	(1,196)	(1,430)	—	—	(234)	(234)
Deposits from customers in the banking business		—	—	(2,513)	(2,513)
Total		(500)	(45)	(5,432)	(5,977)	(1)	—	(544)	(545)

		Carrying amount				Fair value
	Note	FVTPL	FVOCI	Amortized cost	Total	Level 1	Level 2	Level 3	Total
		$	$	$	$	$	$	$	$
(in $ millions)
December 31, 2025
Financial assets
Debt investments	3	1,322	154	971	2,447	182	1,172	122	1,476
Equity investments	3	390	—	—	390	244	—	146	390
Time deposits	3	—	—	1,557	1,557
Trade and other receivables		—	—	240	240
Loan receivables in the financial services segment		—	—	1,180	1,180
Other assets		—	—	246	246
Cash and cash equivalents	5	—	—	3,433	3,433
Total		1,712	154	7,627	9,493	426	1,172	268	1,866
Financial liabilities
Convertible notes (including embedded derivative)		(460)	—	(1,042)	(1,502)	—	—	(460)	(460)
Bank loans		—	—	(317)	(317)
Lease liabilities		—	—	(234)	(234)
Warrant liabilities		(8)	—	—	(8)	(8)	—	—	(8)
Trade payables and other liabilities		(99)	(49)	(1,096)	(1,244)	—	—	(148)	(148)
Deposits from customers in the banking business		—	—	(1,629)	(1,629)
Total		(567)	(49)	(4,318)	(4,934)	(8)	—	(608)	(616)
ii)Measurement of fair values
a)Valuation techniques and significant unobservable inputs
The following tables show the valuation techniques used in measuring Level 2 and Level 3 fair values for financial instruments in the statement of financial position, as well as the significant unobservable inputs used. The movement in fair value arising from reasonably possible changes to the significant unobservable inputs was assessed as not significant.

	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs

Assets
Debt investments	Broker prices/ Income approach	Risk-adjusted discount rate using Income approach	The estimated fair value would decrease (increase) if the discount rates were higher (lower).
Equity Investments	Market comparison technique	Adjusted market multiple	The estimated fair value would increase (decrease) if the adjusted market multiple were higher (lower).
		Volatility rates	The estimated fair value would either increase or decrease if the volatility rate increases.

Liabilities

Put options issued to NCI for settlement in cash Put option issued to NCI to swap the shares in a GHL's subsidiary for a variable number of GHL's shares	Income approach Income approach	Probability attributed to achieving certain milestones Volatility rates Equity value of the subsidiary	The estimated fair value of the put liability would increase (decrease) if the probability attributed to achieving certain milestones were higher (lower).

The estimated fair value would increase
(decrease) if the expected volatility were
higher (lower).

The estimated fair value would decrease
(increase) if the equity value of the
subsidiary were higher (lower).

Embedded derivative within the convertible notes	Income approach	Volatility rates	The estimated fair value would increase (decrease) if the expected volatility were higher (lower).

b)Level 3 fair values
The following table shows a reconciliation from the opening balances to the ending balances for Level 3 fair values:

	Equity and debt investments	Put options issued to non-controlling interests	Embedded derivative of the Convertible Notes	Total
	$	$	$	$
(in $ millions)
At January 1, 2025	233	(146)	—	87
Net change in fair value (unrealized)
- Gain included in profit or loss	2	—	3	5
- Loss included in OCI	—	(6)	—	(6)
Net purchases/ (issuances)	10	(10)	(482)	(482)
Transfer between Level 3 and Level 1	(22)	—	—	(22)
At June 30, 2025	223	(162)	(479)	(418)
At January 1, 2026	268	(148)	(460)	(340)
Net change in fair value (unrealized)
- Gain/(loss) included in profit or loss	1	(90)	150	61
- Gain included in OCI	—	4	—	4
Net purchases	148	—	—	148
At June 30, 2026	417	(234)	(310)	(127)
Put options issued to non-controlling interest are classified within "Trade payables and other liabilities" in the statement of financial position.
Transfer out of Level 3
The Group holds an investment in listed equity shares which has a fair value of $25 million as at June 30, 2026 (June 30, 2025: $22 million). The fair of value of this investment was previously categorized as Level 3 due to contractual restrictions on sale which were lifted in 2025, and with the shares now being valued at the published price quotation in an active market, they are categorized as Level 1.
13.                      Operating segments
i)Basis for segmentation
The Group has the following strategic divisions which are its operating and also reportable segments. These segments offer different products and services, and are generally managed separately from a commercial, technological, marketing, operational and regulatory perspective. The Group’s chief executive officer (the Chief Operating Decision Maker or CODM) reviews the performance of each segment on a monthly basis for purposes of business management, resource allocation, operating decision making and performance evaluation.

The following summary describes the operations of each reportable segment:

Reportable segments	Operations
Deliveries	Connecting driver-partners and merchant-partners with consumers to create a localized logistics platform, facilitating and performing on-demand and scheduled delivery of a wide variety of daily necessities, including ready-to-eat meals and groceries, as well as point-to-point parcel delivery. It also includes delivery services in certain markets for which the Group is directly responsible; the offering of a variety of daily necessities through the operation of a chain of physical stores in certain markets; and advertising revenue arising from promoted listings and banner advertisements, enabling merchant-partners to promote their businesses on the Grab platform.
Mobility	Connecting consumers with rides provided by driver-partners across a wide variety of multi-modal mobility options including private cars, taxis, motorcycles (in certain markets), and shared mobility options, such as carpooling. It also includes vehicle rental for driver-partners; and advertising revenue arising from online and offline advertising solutions which include in-car product placements and mobile billboards.
Financial services	Digital solutions offered by and with business partners to address the financial needs of driver and merchant partners and consumers, including digital payments, lending, receivables factoring, digital banking services in certain markets, insurance distribution and associated advertising revenue.
Others	Multiple operating business activities that are not individually material. They include mapping services, autonomous vehicle services and last-mile delivery infrastructure.
ii)Information about reportable segments
The CODM evaluates operating segments based on revenue and Segment Adjusted EBITDA. Segment reporting revenue is disclosed in Note 8. Total revenue for reportable segments equals consolidated revenue for the Group.
Segment Adjusted EBITDA is defined as profit/(loss) of each operating segment adjusted to exclude: (i) net finance income (costs), including interest income (expenses), foreign exchange gain (loss) and changes in fair value of financial assets and liabilities, (ii) other income (expenses), (iii) income tax expenses (credit), (iv) depreciation and amortization, (v) share-based compensation expenses, (vi) costs related to mergers and acquisitions, (vii) impairment losses on goodwill and non-financial assets, (viii) restructuring costs, (ix) legal, tax and regulatory settlement provisions, (x) regional corporate costs and (xi) other items not indicative of our ongoing operating performance.

Information about each reportable segment and reconciliation to amounts reported in consolidated financial statements is set out below:

	For six months ended June 30
	2026	2025
(in $ millions)	$	$
Segment Adjusted EBITDA
Deliveries	184	126
Mobility	389	323
Financial services	(32)	(56)
Others	(1)	*
Total reportable Segment Adjusted EBITDA	540	393
Regional corporate costs	(217)	(178)
Net other income	1	10
Depreciation and amortization	(109)	(81)
Share-based compensation expenses	(140)	(141)
Impairment losses on goodwill and non-financial assets	—	*
Restructuring costs	(6)	(3)
Legal, tax and regulatory settlement provisions	(6)	(8)
Day-1 expected credit loss on an acquired loan portfolio	(15)	—
Costs related to mergers and acquisitions	(7)	(6)
Operating profit/ (loss)	41	(14)
Income tax credit/ (expense)	40	(37)
Net finance income	272	79
Share of profit of equity-accounted investees (net of tax)	2	2
Profit for the period	355	30
*Amount less than $1 million
Assets and liabilities are predominantly reviewed by the CODM at a consolidated level and not at a segment level. Within the Group’s non-current assets are property, plant and equipment which are primarily located in Singapore, Malaysia and Indonesia. Other non-current assets such as intangible assets, goodwill and other investments are predominantly regional assets that are not attributed to a segment.

14.                      Business combination
Acquisition of PT Super Bank Indonesia Tbk ("Superbank")
On May 29, 2026, the Group acquired additional shares equivalent to 7.2% voting equity interest in PT Super Bank Indonesia Tbk ("Superbank"), a digital bank in Indonesia. As a result, the Group's voting equity interest in Superbank increased to over 50%, granting it control of Superbank. The Group has concluded that the acquired entity is a business. The acquisition enables the Group to grow its lending and product offerings.
For the period ended June 30, 2026, Superbank contributed revenue of $15 million and profit after tax of $2 million to the Group’s results. If the acquisition had occurred on January 1, 2026, management estimates that consolidated revenue of the Group would have been $2,023 million and consolidated profit for the period would have been $363 million.
The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition.

(in $ millions)	$
Intangible assets	29
Other investments	567
Loan receivables in the financial services segment	753
Other assets	65
Cash and cash equivalents	16
Deposits from customers in the banking business	(869)
Other liabilities	(88)
Identifiable net assets acquired	473
Less: Non-controlling interest proportionate share of identifiable net assets	(257)
Less: Acquisition-date fair value of previously held equity interest	(661)
Goodwill on acquisition (described below)	490
Purchase consideration	45
The valuation techniques used for measuring the fair value of material assets acquired were as follows.

Assets acquired	Valuation technique
Loan receivables in the financial services segment	The fair value of purchased loans is determined using valuation techniques that reflect the performance characteristics. Performing loans are valued using a discounted cash flow methodology based on expected future cash flows and market-based discount rates. For non-performing loans, fair value reflects expected recovery outcomes through the expected credit loss assessment.

Core-deposit intangibles	The fair value of the core deposit intangible ("CDI") is determined using a cost savings method under the income approach. The CDI is valued based on the present value of the expected funding cost savings generated by the acquired deposit base relative to alternative funding sources. Significant inputs include deposit attrition rates, alternative funding costs, reserve requirements, interest and servicing costs, and market-based discount rates. The estimated fair value incorporates the expected tax amortization benefit.
Loan receivables in the financial services segment comprise gross contractual amounts due of $763 million, of which $10 million was expected to be uncollectable at the date of acquisition.

The fair value of loan receivables on the loan portfolio acquired have been measured provisionally, pending completion of an independent valuation. If new information obtained within one year of the date of acquisition about facts and circumstances that existed at the date of acquisition identifies adjustments to the above amounts, or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be revised.
The remeasurement to fair value of the Group's existing interest in Superbank resulted in a gain of $307 million (being $322 million gain from remeasurement of pre-existing interest less the $15 million of foreign currency translation reserves reclassified to profit or loss at the date of acquisition). This amount has been included in "Finance Income" in the consolidated statement of profit or loss and other comprehensive income.
Goodwill is attributable mainly to the cost and revenue synergies expected to be achieved from integrating Superbank's operations and assets into the Group’s future business expansion in digital financial services. Goodwill recognized is not deductible for tax purposes. Purchase consideration is entirely in the form of cash.
15.                      Subsequent events
i)Acquisition of Stash Financial, Inc. ("Stash")
On July 1, 2026, the Group has completed the acquisition of 100% equity interest in Stash, a U.S. digital financial services company. The acquisition enables the Group to expand its financial services’ international footprint and product offerings.
On the date of closing, the Group has made payment for 50.1% equity interest comprising $78 million in cash and approximately 21 million GHL Class A ordinary shares. The payments for the remaining interest will be made at fair market value over three years post-closing subject to certain terms, in which they will be estimated based on the present value of the expected future payments discounted using risk-adjusted discount rate. The remaining payment will be settled in the form of cash, GHL Class A ordinary shares or a combination of both, in the sole discretion of the Group.
Details of the fair value of the total consideration transferred, assets acquired and liabilities assumed, revenue and profit contribution as well as the effects of the cash flows for the Group are not disclosed, as the accounting for this acquisition is still incomplete at the time these condensed consolidated interim financial statements have been authorized for issue.
ii)Share Repurchase Program
In August 2026, the Group announced the authorization of a share repurchase program, under which the Group may repurchase up to $750 million of the outstanding Class A ordinary shares.
iii)     Change in Board of Directors
As of July 6, 2026, the Board of Directors consisted of six members following the retirement of one of its members.